SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549



                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                            Gibbs Construction, Inc.
                               (Name of Issuer)


                                 Common Stock
                        (Title of Class of Securities)


                                 374636 10 8
                               (CUSIP Number)

Check the following space if a fee is being paid with this statement [ ]



 1) Name and I.R.S. Identification Number of Reporting Persons.

    Tony G. Gibbs

 2) Check the Appropriate Box if a Member of a Group.
        (a)
        (b)



 3) SEC Use.



 4) Citizenship or Place of Organization:       United Ststes



 Number of     (5) Sole Voting Power:         1,000,000
 Shares
 Beneficially  (6) Shared Voting Power:             0
 Owned by
 Each Report-  (7) Sole Dispositive Power:    1,000,000
 ing Person
 With          (8) Shared Dispositive Power:        0

 9) Aggregate Amount Beneficially Owned be Each Reporting Person: 1,000,000

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares:

11) Percent of Class Represented by Amount in Row (9):   25%

12) Type of Reporting Person:     IN

Item 1:

        (a)  Gibbs Construction, Inc.

        (b)  1855 Wall Street, Garland, TX 75041

Item 2:

        (a)  Danny R. Gibbs

        (b)  1855 Wall Stret, Garland, TX 75041

        (c)  United States

        (d)  Common Stock

        (e)  CUSIP Number: 374636 10 8

Item 3:  N/A

Item 4:  Ownership as of December 31, 1996

    (a)  Amount Beneficially Owned:   1,000,000

    (b)  Percent of Class:       25%

    (c)  Number of shares as to which such person has:
         (i)    sole power to vote or to direct the vote:    1,000,000
         (ii)   shared power to vote or to direct the vote:     0
         (iii)  sole power to dispose or to direct the disposition of: 1,000,000
         (iv)   shared power to dispose or to direct the disposition of:   0

Item 5:

Not applicable.

Item 6:

Not applicable.

Item 7:

Not applicable.

Item 8:

Not applicable.

Item 9:

Not applicable.


Item 10:

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 31, 1996
Date


By: /s/ Danny R. Gibbs
Signature